EXHIBIT 99.1

                                                               [GRAPHIC OMITTED]
                                                                 CONCHA Y TORO

                                                           For Immediate Release


                           VINA CONCHA Y TORO REPORTS
                           FIRST QUARTER 2006 RESULTS


Santiago, Chile, April 27, 2006 - Vina Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the first quarter ended March 31, 2006. Figures are stated according to Chilean GAAP and in constant Chilean pesos (Ch$) as of March 31, 2006. US dollar figures (US$), except export figures, are based on the exchange rate effective March 31, 2006 (US$1.00=Ch$526.18).


                            Highlights 1Q06 vs. 1Q05

o    Total revenues decreased by 6.4%.

o    Export sales rose by 5.3% in US dollar terms.

o    Bottled export shipments increased 7.0% to 2,321,000 cases.

o    Bottled domestic sales decreased 13.8% in value.

o    Operating income decreased 64.2% to Ch$2,121 million (US$4.0 million).

o    EBITDA decreased by 41.8% and EBITDA margin was 12.8%.

o    Net income decreased 71.3% to Ch$1,388 million (US$2.6 million).

o    Earnings per ADR declined 66.8% to US$ 0.07.

                                                               [GRAPHIC OMITTED]
                                                                 CONCHA Y TORO


                           First Quarter 2006 Results

Total Revenues

Total revenues declined 6.4% to Ch$ 38,887 million (US$74 million) from Ch$ 41,524 million (US$79 million). This resulted from lower sales in the domestic market and lower sales abroad. Both exports to third parties and sales of Concha y Toro UK showed a decline in Chilean pesos, and reveal the impact of the sharp appreciation of the Chilean peso. Higher revenues in foreign currency were offset by the lower exchange rate in the period.

                                     Table 1
                                 Total Revenues
                                (in Ch$ millions)

                                                                  % change
                                     1Q06           1Q05         1Q06/1Q05
                                  ----------     ----------     ----------
 Chile:
  Domestic - Wine                      7,337          8,528          -14.0%
  Exports to third parties            22,009         22,983           -4.2%
 Concha y Toro UK                      4,236          4,494           -5.7%
 Other revenues                        2,541          2,483            2.4%

 Argentina:
  Domestic                               760          1.177          -35.4%
  Exports                              2,004          1.859            7.8%
                                  ----------     ----------     ----------
                        TOTAL         38,887         41,524           -6.4%
                                  ==========     ==========     ==========

Domestic Sales, Chile.

Total domestic wine sales (including bulk) decreased 14% to Ch$7,337 million (US$13.9 million) from Ch$8,528 million (US$16.2 million) in 1Q05. Domestic bottled wine sales (excluding bulk sales) for the period decreased 13.8% to Ch$7,337 million from Ch$8,507 million in 2005. Sales of bulk wine were not registered in the period.

The 13.8% decline in domestic bottled wine sales was the result of a 17.1% drop in volumes and a 4.0% increase in the average price. Lower volumes in the quarter is mainly explained by an important volume reduction in the month of January as a result of inventory adjustments (major clients), due to industry lower volumes in year 2005.

Export Sales.

Export sales to third parties decreased 4.2% to Ch$22,009 million in 1Q06 from Ch$22,983 million in 1Q05. Stated in Chilean pesos, the sales figure includes the impact of the 12.4% appreciation of the peso year on year, (a fall in the exchange rate from Ch$601 in 1Q05 to Ch$527 in 1Q06).

Sales by the Concha y Toro UK subsidiary decreased 5.7% to Ch$4,236 million, mainly explained by the impact of the appreciation of the Chilean peso against the dollar in the period. Sales of Concha y Toro UK in US dollars increased 8%, although this was offset by the exchange rate effect mentioned above.

                                                               [GRAPHIC OMITTED]
                                                                 CONCHA Y TORO

o    Exports of Bottled Wine in US$:
     -------------------------------

The following figures, representing exports in US dollar and volume terms, include exports to third parties as well as to the Company's distribution subsidiary in the UK. For the quarter, exports increased 5.3% to US$47.3 million from US$44.9 million, with the volume shipped increasing 7% and the average price declining by 1.5%.

Growth during the quarter was led by South America (+85.5%), Asia (+46.8%), Central America/Caribbean (+29%), the US (+6%) and Canada (+27.4%). Exports to Europe decreased 10.5% explained by lower exports to the UK and Germany.


                                     Graph 1
                          Export Value (US$) by Region
                               First Quarter 2006

                            [GRAPHIC CHART OMITTED]]

                        Export sales in U.S. $ (quarter)

                      U.S                            22.7%
                      Canada                          5.6%
                      Europe                         47.0%
                      Central America                 9.3%
                      South America                   7.6%
                      Asia                            7.2%
                      Other                           0.7%
                                                   ------
                                                    100.0%

o    Bottled Wine Sales - Volume:
     ---------------------------

Year on year, the Company increased its sales volume 7% with the export of 2,321,000 cases.

Volume growth by market was: Asia (+46.6%), Central America (+34%), Canada (+12.8%), South America (+52.7%) and the US (+6.9%). Export volumes decreased in Europe 6.2%, mainly as a result of lower shipments to the UK (-9.1%), resulting from a difficult comparison against a strong 1Q in 2005. However, volume sales of Concha y Toro UK increased 26.7% in the quarter.

Shipments by segment reveal a 31.6% and 1.4% increase in varietal and bi-varietal categories, respectively. Premium wines, slipped 1%.

Prices
------

The average price per case decreased 1.5% to US$ 20.38 from US$ 20.70.

                                                               [GRAPHIC OMITTED]
                                                                 CONCHA Y TORO

Argentine Operations.

Total sales of the Argentine operation decreased by 9% to Ch$2,764 million (US$5.3 million). Exports from Argentina increased 7.8%, while domestic sales declined 35.4%.

For the quarter, Argentine exports of bottled wine by volume increased 43% to 278,180 cases. Growth was led by larger volumes to Europe, Latin America and Asia. Exports in value terms (US dollars) increased 33%.

Domestic volumes decreased 27% to 97,188 cases as a result of price increases carried out seeking a higher profitability of this business.

     Other Revenues. Other revenues increased 2.4% to Ch$2,541 million (US$4.8 million) mainly due to higher sales of liquors and coolers.

Cost of Sales

Total cost of sales rose 7.1% to Ch$27,734 million (US$53 million) from Ch$25,883 million (US$49 million) in 1Q05. Cost of sales as a percentage of total sales increased to 71.3% from 62.3%, and mainly reflects the impact of the exchange rate on sales and a higher average cost of wine for 2005 as a result of the increased prices of grapes for the 2005 vintage.

The gross margin decreased 28.7% to Ch$11,153 million (US$21 million). As a percentage of sales, the gross margin descend to 28.7% from 37.7%, showing the impact of the Chilean peso appreciation on foreign currency denominated revenues and the higher wine cost mentioned above.

Selling, General and Administrative Expenses (SG&A)

SG&A decreased 7% to Ch$9,032 million (US$17 million), mainly due to lower expenses in foreign currency and lower sales expenses from Concha y Toro UK. As a percentage of revenues, SG&A decreased to 23.2% from the 23.4% recorded in 1Q05.

Operating Income

Operating income decreased 64.2% to Ch$2,121 million (US$4 million) compared to Ch$5,926 million (US$11 million). Operating margin decreased from 14.3% to 5.5%, this contraction is explained by the impact of the sharp appreciation of the Chilean peso on dollar-denominated revenues and the increase on average wine costs as a result of the higher grape price for the 2005 vintage.

Non-Operating Results

Non-operating income declined 18.1% to Ch$141 million (US$267 thousand) due to lower equity income from Industria Corchera.

Non-operating expenses increased 115.9% as a result of higher interest expenses, which offset a gain from exchange differences and a positive price level restatement for the period.

o Interest expenses increased to Ch$972 million (US$1.8 million) mainly as an increase in financial debt.

o Exchange differences and price level restatement for the period produced a gain of Ch$367 million (US$697 thousand) and Ch$150 million (US$285 thousand), respectively.

                                                               [GRAPHIC OMITTED]
                                                                 CONCHA Y TORO

                                     Table 2
                              Non-Operating Results
                                (in Ch$ millions)

                                                                     1Q06 vs
                                                                      1Q05
                                        1Q06           1Q05            (%)
                                     ----------     ----------     ----------
Non-operating Income
 Equity Income                               47            108          -56.6%
 Other non-operating income                  94             64           47.0%
 Total non-operating income                 141            172          -18.1%

 Non-operating expenses
 Interest Expense                          -972           -587           65.5%
 Price Level Restatement                    150            374          -59.6%
 Exchange Rate Differences                  367             39          847.4%
 Other Non-operating expenses              -110            -87           26.2%
 Total non-operating expenses              -565           -262          115.9%
                                     ----------     ----------     ----------
                       Total               -424            -90          371.4%
                                     ==========     ==========     ==========


Net Income and Earnings per Share (EPS)

Net Income for the period decreased 71.3% to Ch$1,388 million (US$2.6 million) from Ch$4,842 million (US$9.2 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings decreased to Ch$1.93 per share for the quarter from Ch$6.73. Earnings per ADR were Ch$38.6 in 1Q06. In US dollar terms, earnings per ADR decreased 66.8% to US$ 0.07 in the first quarter of 2006 from US$ 0.22 a year earlier.

                                  Balance Sheet

Assets

As of March 31, 2006, the Company's consolidated assets were Ch$315,860 million (US$600 million), which is Ch$ 21,215 million (US$ 40 million) higher than the figure reported the previous year. The increase stems from a rise in inventories and fixed assets, with the latter resulting from investments in capacity and acquisition of vineyards.

Liabilities

As of March 31, 2006 net financial debt stood at Ch$87,004 million (US$165 million) representing a year-on-year increase of Ch$13,910 million (US$ 26 million). The increase in debt during 2005 allowed the company to finance investments in fixed assets and working capital. As a result of a higher debt level, interest expenses increased from Ch$587 million (US$1.1 million) in 1Q05 to Ch$972 million (US$1.8 million) in 1Q2006.

As of March 31, financial debt to equity ratio stood at 0.51:1.

                                                               [GRAPHIC OMITTED]
                                                                 CONCHA Y TORO

                                    * * * * *

About Vina Concha y Toro

Vina Concha y Toro is South America's leading wine producer whose products are distributed in 110 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 5,734 hectares of vineyards planted in Chile and 782 hectares in Argentina.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 1,949 employees and is headquartered in Santiago, Chile.

                               -Tables to Follow-


Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

                                                               [GRAPHIC OMITTED]
                                                                 CONCHA Y TORO

Vina Concha y Toro S.A.
Consolidated Income Statement
(In thousand of constant Chilean pesos as of March 31, 2006)


                                           1Q2006         1Q2005
                                          Th. Ch$        Th. Ch$      % change
                                  --------------------------------------------
Operating Results
Sales                                  38,886,501     41,523,728          -6.4%
Cost of sales                         -27,733,693    -25,883,112           7.1%
% of sales                                   71.3%          62.3%
Gross Profit                           11,152,808     15,640,616         -28.7%
Selling & Adm. Expenses                -9,032,057     -9,714,907          -7.0%
% of sales                                   23.2%          23.4%
------------------------------------------------------------------------------
Operating Income                        2,120,751      5,925,709         -64.2%
% of sales                                    5.5%          14.3%
------------------------------------------------------------------------------

Non-Operating Results
-Non-operating income                      93,690         63,747          47.0%
-Equity income                             46,861        107,898         -56.6%
-Non-operating expenses                  -109,884        -87,062          26.2%
-Financial expenses                      -971,970       -587,182          65.5%
-Price level restatement                  150,083        373,853         -59.6%
-Exchange rate differences                366,823         38,720         847.4%

Non-operating result                     -424,397        -90,026         371,4%
Income before income tax                1,696,354      5,835,683         -70.9%
Less: income tax                         -307,818       -993,629         -69.0%
Minority interest                            -206           -391         -47.3%
------------------------------------------------------------------------------
Net Income                              1,388,330      4,841,663         -71.3%
------------------------------------------------------------------------------
-Earnings per share (Ch$)                    1.93           6.73         -71.3%
-Earnings per ADR (US$)                      0.07           0.22         -66.8%

EBITDA                                  4,958,422      8,524,700         -41.8%
% sales                                      12.8%          20.5%
Weighted average number of shares     719,170,735    719,170,735


Exchange rate
US$1.0=Ch$526.18

                                                               [GRAPHIC OMITTED]
                                                                 CONCHA Y TORO

Vina Concha y Toro S.A.
Consolidated Balance Sheet
(In thousand of constant Chilean pesos and US dollars as of March 31, 2006

                                         As of March 31,   As of March 31,   As of March 31,
                                                    2006              2005              2006
                                                 Th. Ch$           Th. Ch$           Th. US$
                                         ---------------------------------------------------
Assets
Cash and Equivalents                           2,567,766         6,015,597             4,880
Inventories                                   83,158,102        68,238,465           158,041
Accounts receivables                          39,492,120        42,211,676            75,054
Other current assets                          27,627,006        28,053,214            52,505
Total current assets                         152,844,994       144,518,952           290,480

Property, plant & equipment, net             150,848,943       140,045,522           286,687
Other assets                                  12,165,725        10,079,869            23,121

Total assets                                 315,859,662       294,644,343           600,288

Liabilities and Shareholders' Equity
Short term debt (1)                           27,765,016        39,957,998            52,767
Other current liabilities                     49,848,585        50,022,449            94,737
Total current liabilities                     77,613,601        89,980,447           147,504
Long term debt (1)                            59,238,515        33,135,457           112,582
Other long-term liabilities                    7,968,759         5,543,375            15,145
Total long-term liabilities                   67,207,274        38,678,832           127,727

Minority interest                                  9,707            10,086                18

Shareholders' Equity                         171,029,080       165,974,978           325,039

Total liabilities and
Shareholders' equity                         315,859,662       294,644,343           600,288


(1)  includes only financial debt
Exchange rate:US$1.0=Ch$526.18